13D


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)


                             TAMBORIL CIGAR COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   875079105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Mr. Stuart J. Chasanoff
                          1601 Elm Street, Suite 4000
                              Dallas, Texas 75201
                                 (214) 720-1600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 28, 1998
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

                         (Continued on following pages)

---------------------------------------
CUSIP No. 875079105                                      13D
---------------------------------------

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1         NAME OF REPORTING PERSON
          IEO HOLDINGS LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        N/A
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) (x)
                                                                        (b) ( )
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                 WC

--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    ( )
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION            NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------


 NUMBER OF SHARES     7        SOLE VOTING POWER             9,118,448
 BENEFICIALLY OWNED
 BY EACH REPORTING
 PERSON WITH:         8        SHARED VOTING POWER                   0


                      9        SOLE DISPOSITIVE POWER        9,118,448


                     10       SHARED DISPOSITIVE POWER               0
---------------------- -------- ------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                           9,118,448
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          (x)
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     45.6%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                 CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------------
CUSIP No. 875079105                                      13D
---------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON                       SUMMIT CAPITAL LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         N/A
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) (x)
                                                                       (b) ( )
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                 WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                  ( )
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION              NEVIS, WEST INDIES
--------------------------------------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                9,118,448
  BENEFICIALLY OWNED
  BY EACH REPORTING
  PERSON WITH:         8        SHARED VOTING POWER                      0


                       9        SOLE DISPOSITIVE POWER           9,118,448


                       10       SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                               9,118,448
--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               (x)
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          45.6%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                      CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------------
CUSIP No. 875079105                                      13D
---------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON                    GLACIER CAPITAL LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                       N/A
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) (x)
                                                                     (b) ( )
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*                                               WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                 ( )
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION              NEVIS, WEST INDIES
--------------------------------------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER               9,118,448
  BENEFICIALLY OWNED
  BY EACH REPORTING
  PERSON WITH:         8        SHARED VOTING POWER                     0


                       9        SOLE DISPOSITIVE POWER          9,118,448


                       10       SHARED DISPOSITIVE POWER                0
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                              9,118,448
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              (x)
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         45.6%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                     CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

1.       SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Tamboril Cigar Company, a Delaware corporation, which has its principal executive offices located at 18349 N.E. 4th Court, North Miami Beach, FL 33179 (the "Issuer"). This Statement amends and restates the
         Schedule 13D previously filed by Infinity Emerging Opportunities Limited ("Infinity"), Summit Capital Limited ("Summit") and Glacier Capital Limited ("Glacier") on July 17, 1998, as amended and restated by Amendment No. 1 to Schedule 13D previously filed by Infinity, Summit and Glacier on August 3, 1998.

2.       IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this schedule 13D Statement is hereby filed jointly by IEO Holdings Limited ("Holdings"), Summit and Glacier (the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Infinity, HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), Hunt Financial Partners, L.P. ("Hunt LP"), Hunt Financial Group, L.L.C ("Hunt LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("SCM"), Sandera Capital, L.L.C. ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker"), Randall Fojtasek ("Fojtasek"), J.R. Holland, Jr. ("Holland") Clark K. Hunt ("C. Hunt"), Lamar Hunt ("L. Hunt"), Mark E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     (b) & (c) REPORTING PERSONS

               The Reporting Persons are Nevis, West Indies corporations. The principal business of the Reporting Persons is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of the Reporting Persons, which also serves as their principal office, is Hunkins Waterfront Plaza Main Street, P.O. Box 556, Charelstown, Nevis, West Indies.

               The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person (other than Infinity, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. The principal address of Infinity, which also serves as its principal office, is Hunkins Waterfront Plaza Main Street, P.O. Box 556, Charelstown, Nevis, West Indies.

               Infinity:

               Infinity is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               The principal occupation or employment of each of Wissman and C. Hunt is financial management.

               Summit:

               Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

               Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice-President and Secretary) are its principal officers.

               The principal occupation or employment of Bricker is serving as the President of Capital. The principal occupation or employment of Schwarz is financial management.

               Hunt Financial is a Texas limited partnership and holder of 75% of the equity interests in Capital. The principal business of Hunt Financial is financial management.

               Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice-President) are its principal officers.

               The principal occupation or employment of each of Holland and L. Hunt is financial management.

               Glacier:

               Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. C. Hunt, Wissman and Fojtasek are the Managers of Mountain.

               The principal occupations or employments of Fojtasek is serving as President to Atrium Door and Window Company of New York, Atrium Door and Window Company of New England, Inc., Atrium Door and Window Company of the Northeast, Connecticut corporations, and Atrium Door and Window Company - - West Coast, a Texas corporation and financial management.

     (d) &(e) During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Bricker, Fojtasek, Holland, C. Hunt, L. Hunt Schwarz and Wissman are U.S. citizens and residents of the State of Texas.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 22, 1997, Tamboril entered into a Convertible Debenture and Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with Infinity, Summit and Glacier (collectively, the "Purchasers"), pursuant to which Tamboril agreed to issue and sell to the Purchasers on a pro rata basis (i) up to $200,000 aggregate principal amount of Tamboril's 8% convertible debentures (the "Debentures"), (ii) up to 116,000 shares of Tamboril's Series B 8% convertible preferred stock, par value $0.0001 and stated value $50.00 per share (the "Series B Preferred Stock"), and (iii) 225,000 warrants to purchase shares of Tamboril Common Stock at an exercise price of $5.89 per share (the "Warrants"). On September 23, 1997, Tamboril issued and sold to the Purchasers (a) $200,000 face amount of the Debentures, (b) 56,000 shares of Series B Preferred Stock, and (c) 225,000 Warrants.

     The Debentures are convertible into the number of shares of Tamboril Common Stock equal to the aggregate principal amount of the Debentures, together with all accrued but unpaid interest thereon through the date of conversion, divided by the lesser of (i) $4.71 per share, or (ii) 77 1/2% of the average closing bid price per share for the five trading days immediately preceding the conversion date. The Series B Preferred Stock is convertible into the number of shares of Tamboril Common Stock equal to the stated value of the Series B Preferred Stock, together with all accrued but unpaid dividends thereon through the date of conversion, divided by the lesser of (i) $4.71 per share, or (ii) 77 1/2% of the average closing bid price per share for the five trading days immediately preceding the conversion date.

     The Debentures require Tamboril to pay interest on the principal amount at a rate of 8% per annum. The Series B Preferred Stock requires Tamboril to pay cumulative dividends of 8% and the Purchasers have the right to receive dividends and a preference upon liquidation superior to the rights of holders of Tamboril Common Stock. Pursuant to the Purchase Agreement, prior to the occurrence of an Event of Default (as defined in the Debentures and the Certificate of Designation with respect to the Series B Preferred Stock), Tamboril was restricted from issuing Tamboril Common Stock, either as a dividend or upon conversion of any of the Debentures or the shares of Series B Preferred Stock, if, as a result of such issuance, any one of the Purchasers would hold more than 4.99% of the issued and outstanding Tamboril Common Stock. However, if an Event of Default is declared by a Purchaser and such default is not cured by Tamboril within 10 days of such declaration, such restriction on the ability of Tamboril to issue Tamboril Common Stock ceases to be effective.

     The funds used to acquire the Series B Preferred Stock and the Debentures were derived from the Purchasers' working capital accounts. As used herein the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

     On December 1, 1998, Infinity assigned all of its Common Stock, Warrants, Series B Preferred Stock and Debentures to Holdings, a wholly owned subsidiary of Infinity. The funds used by Holdings to acquire the Common Stock, Warrants, Series B Preferred Stock and Debentures were derived from Holdings working capital account.

4.   PURPOSE OF TRANSACTION.

     The Purchasers acquired the Debentures, the Series B Preferred Stock, and the Warrants from the Issuer for investment purposes only.

     On April 30, 1998, the Purchasers declared an Event of Default under the Purchase Agreement as a result of Tamboril's failure to pay interest when due under the Debentures and dividends when due with respect to the Series B Preferred Stock. On April 30, 1998 and on May 20, 1998, the Purchasers notified Tamboril of such declaration (see Exhibits 99.1 and 99.2 hereto and incorporated herein by reference). As a result of such declaration and notice, on or prior to May 31, 1998, (i) the restriction on the percentage of issued and outstanding Tamboril Common Stock that each Purchaser may hold ceased to be effective, (ii) the interest rate on the Debentures increased from 8% to 16%, and (iii) the dividend rate on the Series B Preferred Stock increased from 8% to 16%. In addition, the Company became obligated to pay to the Purchasers "liquidated damages" in an amount equal to 1% of the aggregate stated value of the issued and outstanding Series B Preferred Stock for each month during which the Event of Default with respect to the Series B Preferred Stock continues.

     On July 27, 1998 each of the Purchasers submitted a notice of conversion regarding shares of Series B Preferred Stock. As described in Item 5 below, at a meeting between the Issuer's management and representatives of the Purchasers on July 30, 1998, the Issuer agreed to deliver 2,460,095 shares of Common Stock to each of the Purchasers in response to the conversion notices. Such shares were delivered to the Purchasers on July 31, 1998. On December 1, 1998, Infinity assigned all of its Common Stock, Warrants, Series B Preferred Stock and Debentures to Holdings. As a result, the Reporting Persons hold an aggregate number of 7,380,285 shares of Common Stock with power to vote, representing 56.5% of the voting power of the Issuer. Thus, the Reporting Persons now have the voting power to, among other things, cause the Issuer to engage in extraordinary corporate transactions, effect changes in the issuer's management, or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws, or to delete, delist or terminate the registration of any securities of the Issuer.

     Following July 31, 1998, the Purchasers continued their discussions with Tamboril regarding Tamboril's status, business and financial condition, plans, prospects and business strategy, considering a number of options which would permit Tamboril to fulfill its capital requirements. At a meeting of the Board of Directors of Tamboril on December 10, 1998 at which representatives of the Purchasers were present by invitation of the Board of Directors, certain of Tamboril's directors expressed an interest in resigning as directors and the Purchasers suggested that additional persons unaffiliated with Tamboril's management be elected as directors of Tamboril. At the meeting, the Board of Directors and the Purchasers agreed that under the circumstances it would be in the best interest of Tamboril to alter the composition of the Board of Directors. On December 28, 1998, the Board of Directors of Tamboril elected Alan L. Goldberg and Stuart J. Chasanoff as directors of Tamboril. Tamboril has informed the Purchasers that Anthony Markofsky, David S. Rector, Aric Frons and Jean-Francois Perrault have resigned as directors of Tamboril effective as of December 28, 1998. Mr. Chasanoff is a Senior Vice President and the General Counsel of HW Partners, L.P., the investment advisor of Infinity. Alan L. Goldberg is not an affiliate of the Purchasers; however, the Purchasers anticipate that Infinity will pay or guarantee the payment of certain compensation to Mr. Goldberg for services to be rendered by Mr. Goldberg to Tamboril.

     The Board of Directors and management of Tamboril are studying Tamboril's status, business and financial condition, plans and prospects, and are considering a number of options, including, without limitation, those described above.

     Although the Reporting Persons have no immediate intention to effect any additional transactions in the Common Stock of the Issuer, they may acquire additional shares of Common Stock of the Issuer (by conversion of the Series B Preferred Stock and/or the Debentures, open-market purchases or otherwise) or dispose of some or all of the Series B Preferred Stock or Common Stock based upon a number of factors, including the Reporting
     Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As reported by the Issuer in its Form 10-QSB for the period ending June 30, 1998, the total amount of authorized Common Stock is 20,000,000, of which 13,356,632 shares are issued and outstanding.

          REPORTING PERSONS

          Holdings owns 2,475,080 shares of Common Stock, representing 18.5% of the issued and outstanding Common Stock. Based upon the average closing bid price per share of the Common Stock for the five trading days immediately preceding December 23, 1998 ($0.06), the aggregate number of shares due to Holdings upon exercise or conversion of its Debentures, Series B Preferred Stock and Warrants would exceed the total amount of Common Stock authorized by the Issuer that is not currently issued and outstanding. Therefore, upon conversion or exercise of the outstanding Debentures, Series B Preferred Stock and Warrants, the aggregate amount of Common Stock that Holdings would be entitled to receive is 6,643,368, or the total amount of authorized Common Stock minus the already issued and outstanding Common Stock (20,000,000 - 13,356,632). This would result in Holdings holding 9,118,448 shares of Common Stock (the "Holdings Shares"), or 45.6% of the then issued and outstanding shares of Common Stock.

          Summit owns 2,475,080 shares of Common Stock, representing 18.5% of the issued and outstanding Common Stock. Based upon the average closing bid price per share of the Common Stock for the five trading days immediately preceding December 23, 1998 ($0.06), the aggregate number of shares due to Summit upon exercise or conversion of its Debentures, Series B Preferred Stock and Warrants would exceed the total amount of Common Stock authorized by the Issuer that is not currently issued and outstanding. Therefore, upon conversion or exercise of the outstanding Debentures, Series B Preferred Stock and Warrants, the aggregate amount of Common Stock that Summit would be entitled to receive is 6,643,368, or the total amount of authorized Common Stock minus the already issued and outstanding Common Stock (20,000,000 - 13,356,632). This would result in Summit holding 9,118,448 shares of Common Stock (the "Summit Shares"), or 45.6% of the then issued and outstanding shares of Common Stock.

          Glacier owns 2,475,080 shares of Common Stock, representing 18.5% of the issued and outstanding Common Stock. Based upon the average closing bid price per share of the Common Stock for the five trading days immediately preceding December 23, 1998 ($0.06), the aggregate number of shares due to Glacier upon exercise or conversion of its Debentures, Series B Preferred Stock and Warrants would exceed the total amount of Common Stock authorized by the Issuer that is not currently issued and outstanding. Therefore, upon conversion or exercise of the outstanding Debentures, Series B Preferred Stock and Warrants, the aggregate amount of Common Stock that Glacier would be entitled to receive is 6,643,368, or the total amount of authorized Common Stock minus the already issued and outstanding Common Stock (20,000,000 - 13,356,632). This would result in Glacier holding 9,118,448 shares of Common Stock (the "Glacier Shares"), or 45.6% of the then issued and outstanding shares of Common Stock.

          The Reporting Persons as a Group own 7,425,240 shares of Common Stock, representing 55.6% of the issued and outstanding Common Stock. Based upon the average closing bid price per share of the Common Stock for the five trading days immediately preceding December 23, 1998 ($0.06), the aggregate number of shares due to the Reporting Persons as a group upon exercise or conversion of their Debentures, Series B Preferred Stock and Warrants would exceed the total amount of Common Stock authorized by the Issuer that is not currently issued and outstanding. Therefore, upon conversion or exercise of the outstanding Debentures, Series B Preferred Stock and Warrants, the aggregate amount of Common Stock that the Reporting Persons as a group would be entitled to receive is 6,643,368, or the total amount of authorized Common Stock minus the already issued and outstanding Common Stock (20,000,000 - 13,356,632). This would result in the Reporting Persons as a group holding 14,068,608 shares of Common Stock, or 70.3% of the then issued and outstanding shares of Common Stock.

          CONTROLLING PERSONS

          Each of (1) Infinity, as sole stockholder of Holdings, (2) HW Partners, as advisor to Infinity, and (3) HW Finance, as the general partner of HW Partners, may be deemed to be the beneficial owner of the Holdings Shares pursuant to Rule 13d-3 of the Act.

          In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman, may be deemed to be the beneficial owner of the Holdings Shares pursuant to Rule 13d-3 of the Act.

          Each of (1) Sandera as advisor to and sole shareholder of Summit, (2) SCM, as the sole general partner of the Reporting Person, and (3) Capital, as the sole general partner of SCM, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

          In their  capacities as  controlling  persons of Capital,  each of (1)
          Bricker, (2) C. Hunt, and (3) Schwarz, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

          Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

          In their capacities as controlling  persons of Hunt Group, each of (1)
          C. Hunt, (2) Holland, and (3) L. Hunt, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

          Each of (1) Lion as advisor to and sole  shareholder  of Glacier,  and
          (2) Mountain as the general partner of Lion, may be deemed to be the beneficial owner of the Glacier Shares pursuant to Rule 13d-3 of the Act.

          In their capacities as controlling persons of Mountain, each of (1) C. Hunt, (2) Wissman and (3) Fojtasek, may be deemed to be the beneficial owner of the Glacier Shares pursuant to Rule 13d-3 of the Act.

     (b)  REPORTING PERSONS

          Acting through its sole stockholder, Infinity, Holdings would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Holdings Shares.

          Acting through its sole shareholder Sandera, Summit would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares.

          Acting through its sole shareholder Lion, Glacier would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

          CONTROLLING PERSONS

          Acting through its advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Holdings Shares.

          Acting through its sole general partner HW Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Holdings Shares.

          In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Holdings Shares.

          Acting through its sole general partner Capital, SCM, acting through its sole general partner Sandera, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares.

          In their capacities as controlling persons of Capital, each of (1) Bricker, (2) C. Hunt, and (3) Schwarz, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares.

          Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares

          In their capacities as controlling  persons of Hunt Group, each of (1)
          C. Hunt, (2) Holland, and (3) L. Hunt would have the sole power to vote or to direct the vote and to dispose or direct the disposition of the Summit Shares.

          Acting through its sole general partner Mountain, Lion would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

          In their capacities as controlling persons of Mountain, each of (1) C. Hunt, (2) Wissman and (3) Fojtasek would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the contracts and arrangements described above, the Issuer agreed to file a Registration Statement with the United States Securities and Exchange Commission covering the resale of the Common Stock received upon conversion of the Debentures and the Series B Preferred Stock and the exercise of the warrants. The Issuer further agreed to maintain the effectiveness of the Registration Statement until such Common Stock is sold and all steps are taken to remove any legends or restrictions on transfer thereof or until such Common Stock is otherwise available for resale pursuant to Rule 144(k) promulgated under the Securities Act.

7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.              Exhibit

     99.1                     Joint  Filing  Agreement,  dated  July  17,  1998.
                              Incorporated by reference to Exhibit 99.1 filed as an exhibit to the Schedule 13D filed with the Commission by the Reporting Persons on July 17, 1998.

     99.2 Letter dated April 30, 1998, to Chief Financial Officer of Tamboril Cigar Company. Incorporated by reference to Exhibit 99.2 filed as an exhibit to the Schedule 13D filed with the Commission by the Reporting Persons on July 17, 1998.

     99.3 Letter dated May 20, 1998, to Chief Financial Officer of Tamboril Cigar Company. Incorporated by reference to Exhibit 99.3 filed as an exhibit to the Schedule 13D filed with the Commission by the Reporting Persons on July 17, 1998.

     99.4                     Joint Filing Agreement, dated December 30, 1998.

                                   SIGNATURE


     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  December 30, 1998

                                            IEO Holdings Limited


                                            By: /s/ Stuart J. Chasanoff
                                                --------------------------------
                                                Name:    Stuart J. Chasanoff
                                                Title:   Attorney-in-fact


                                            Glacier Capital Limited


                                            By: /s/ Stuart J. Chasanoff
                                                --------------------------------
                                                Name:    Stuart J. Chasanoff
                                                Title:   Attorney-in-fact


                                            Summit Capital Limited


                                            By: /s/ Stuart J. Chasanoff
                                                --------------------------------
                                                Name:    Stuart J. Chasanoff
                                                Title:   Attorney-in-fact

                                   SCHEDULE A

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of IEO Holdings Limited

 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION

    John A. Brooks        38 Hertford Street, London                  Lawyer                    President and Treasurer/
       (English)                England W1Y 7TG                                                         Director

 Sebestian B. Mareuse     38 Hertford Street, London                 Attorney                           Director
                                England W1Y 7TG

    Suzanne Sheehy        38 Hertford Street, London              Administrator                         Secretary
                                England W1Y 7TG

    Sophie Leacacos       38 Hertford Street, London                 Attorney                           Director
                                England W1Y 7TG


     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Summit Capital Limited


 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION

Parchmore Incorporated     P.O Box 556, Charlestown,       Nevis, West Indies business         Vice-President and Director
 (Nevis, West Indies)         Nevis, West Indies            corporation that serves as
                                                          fiduciary of various entities

    James E. Martin       38 Hertford Street, London                Accountant                   President and Treasurer
                                England W1Y 7TG

    SECORP Limited        38 Hertford Street, London       Nevis, West Indies business                  Secretary
                                England W1Y 7TG             corporation that serves as
                                                          secretary of various entities



     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited

 NAME AND CITIZENSHIP          BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR     POSITION WITH REPORTING PERSON
      OR PLACE OF                                                   EMPLOYMENT
     ORGANIZATION

  James A. Loughran,          38 Hertford Street                      Lawyer                            Director
        (Irish)               London England W1Y
                                      7TG

   James E. Martin       38 Hertford Street, London                Accountant                   President and Treasurer
                                England W1Y 7TG

 Cofides S.A. (Nevis,            P.O. Box 556              Nevis, West Indies business                  Director
     West Indies)             Charlestown, Nevis,           corporation that serves as
                                  West Indies             fiduciary of various entities

   SECORP Limited        38 Hertford Street, London       Nevis, West Indies business                  Secretary
                                England W1Y 7TG             corporation that serves as
                                                          secretary of various entities